

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 1013

Via E-mail
Mr. Ken Xie
Chief Executive Officer
Fortinet, Inc.
1090 Kifer Road
Sunnyvale, California 94086

> **Re:** **Fortinet, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 27, 2013**
> **File No. 001-34511**

Dear Mr. Xie:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement Filed April 29, 2013)

Executive Compensation

Compensation Discussion and Analysis, page 25

1. We note that you have only identified two named executive officers in the executive compensation discussion other than the CEO, CFO and former interim CFO. Item 402(a)(3) of Regulation S-K requires that the company disclose executive compensation for its principal executive officer, principal financial officer and "three most highly compensated executive officers other than the principal executive officer and the principal financial officer who were serving at the end of the last completed fiscal year." Please tell us how you determined that the other individuals listed on the company's website under "Executive Management" are not executive officers within the definition of "executive officer" in Rule 3b-7 under the Securities Exchange Act and

Rule 402(a)(3) of Regulation S-K. Rule 3b-7 defines an executive officer as the president, any vice president in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function or any other person who performs similar policy making functions for the company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Luna Bloom, Staff Attorney, at (202) 551-3194 or Mark Shuman, Legal Branch Chief, at (202) 551-3462 if you have any questions. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief

cc: Via E-Mail
        John Whittle